UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Chindex International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

169467107

(CUSIP Number)

Qiao Yang	With a copy to:
Fosun Industrial Co., Limited	Brian Spires
Level 54	Baker & McKenzie LLP
Hopewell Centre	23rd floor, One Pacific Place
183 Queen’s Road East	88 Queensway
Hong Kong	Hong Kong
China	China
(86)(21) 2313 8185	+852 2846 2457

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 17, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169467107

1.	Names of Reporting Persons Fosun Industrial Co., Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO (see Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,157,163 (1)

	8.	Shared Voting Power 0(2)

	9.	Sole Dispositive Power 3,157,163 (1)

	10.	Shared Dispositive Power 0(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,157,163(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 18.6%(3)

14.	Type of Reporting Person CO

(1) Number of shares is the number of shares of the Issuer’s common stock, par value $0.01.

(2) Fosun Industrial is a party to a Support Agreement (as defined below in Item 4), dated February 17, 2014, with the Separately Filing Persons (as defined below in Item 4), among other parties, which agreement contains, among other things, certain voting agreements and limitations on the sale of Common Shares owned by Fosun Industrial and the Separately Filing Persons. As a result, Fosun Industrial may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of Fosun Industrial and the Separately Filing Persons. Common Shares listed as beneficially owned by Fosun Industrial exclude Common Shares held by any of the Separately Filing Persons, in each case as to which Fosun Industrial disclaims beneficial ownership.

(3) The percent of class reported is based on 16,933,638 shares of the Issuer’s common stock outstanding as of February 14, 2014 provided by the Issuer.

This Amendment No. 5 amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on June 17, 2010 (the “Original 13D”) by Fosun Industrial Co., Limited (“Fosun Industrial”) with respect to the common stock, par value $0.01 per share, of Chindex International, Inc. (the “Issuer”), as previously amended by Amendment No. 1 to the Original 13D filed with the SEC on July 7, 2010, Amendment No. 2 to the Original 13D filed with the SEC on July 30, 2010, Amendment No. 3 to the original 13D filed with the SEC on August 3, 2010 and Amendment No. 4 to the Original 13D filed with the SEC on August 27, 2010.  Unless otherwise stated herein, the Original 13D as amended by Amendments Nos. 1, 2, 3 and 4 remains in full force and effect.  Terms used therein and not defined herein have the meanings ascribed thereto in the Original 13D.

Item 2.         Identity Background

Item 2 is hereby amended and restated in its entirety to read as follows:

This Schedule 13D is being filed by Fosun Industrial, a corporation organized under the laws of Hong Kong, China, pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Exchange Act.

The principal business address of Fosun Industrial is Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong, China.

•                  Fosun Industrial is principally engaged in investment, selling and providing consulting services for Chinese and Western medicines, diagnostic reagents and medical devices, as well as import and export business. Fosun Industrial is a wholly owned subsidiary of Shanghai Fosun Pharmaceutical (Group) Co., Ltd. (“Fosun Pharma”);

•                  Fosun Pharma is a leading Chinese pharmaceutical company listed on the Shanghai Stock Exchange and the Stock Exchange of Hong Kong Limited. Fosun Pharma focuses on pharmaceutical manufacturing and research and development, pharmaceutical distribution and retail, healthcare services and medical diagnosis and medical devices. Fosun Pharma is a subsidiary of, and is beneficially held approximately 41.02% by Shanghai Fosun High Technology (Group) Co., Ltd. (“Fosun High Technology”);

•                  Fosun High Technology is principally engaged in insurance, industrial operations, investment and asset management in China. Fosun High Technology is a wholly owned subsidiary of Fosun International Limited (“Fosun International”);

•                  Fosun International is principally engaged in businesses including insurance, industrial operations, investment and asset management. Fosun International is a Hong Kong company, the ordinary shares of which are listed on the main board of the Stock Exchange of Hong Kong Limited. Fosun International is a subsidiary of, and is beneficially held approximately 79.03% by Fosun Holdings Limited (“Fosun Holdings”);

•                  Fosun Holdings is a holding company without any substantive operations. Fosun Holdings is a wholly owned subsidiary of Fosun International Holdings Ltd. (“Fosun International Holdings”); and

•                  Fosun International Holdings is a holding company without any substantive operations. Guo Guangchang controls Fosun International Holdings and could therefore be deemed the beneficial owner of the Common Stock held by Fosun Industrial.

The place of organization, principal business address and principal business of Fosun Industrial, Fosun Pharma, Fosun High Technology, Fosun International, Fosun Holdings and Fosun International Holdings is set forth in Exhibit 99.1, which is attached hereto and incorporated by reference. The name, business address, present principal employment and citizenship of Mr. Guo Guangchang and each director and executive officer of Fosun Industrial, Fosun Pharma,

Fosun High Technology, Fosun International, Fosun Holdings and Fosun International Holdings is also set forth in Exhibit 99.1.

Fosun Industrial may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of Fosun Industrial and the Separately Filing Persons (as defined below in Item 4). It is Fosun Industrial’s understanding that the Separately Filing Persons are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Exchange Act.

During the last five years, neither Fosun Industrial nor, to Fosun Industrial’s knowledge (a) any executive officer or director of Fosun Industrial; (b) any person controlling Fosun Industrial; or (c) any executive officer or director of any corporation or other person ultimately in control of Fosun Industrial has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

No Common Stock was purchased by Fosun Industrial and thus no funds were used by Fosun Industrial for such purpose.

Item 4  Purpose of Transaction

Item 4 is hereby amended and restated in its entirety to read as follows:

Merger Agreement

On February 17, 2014, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Healthy Harmony Holdings, L.P. (“Parent”), a Cayman Islands limited partnership and Healthy Harmony Acquisition, Inc.(“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Parent.

The Merger Agreement provides for the merger of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”).  At the effective time of the Merger, (i) any Common Shares held by any of Parent, Merger Sub and any other subsidiary of Parent, including each Common Share contributed to Parent by the Rollover Investors (as defined below) and each Common Share contributed to Parent by the additional rollover stockholders and Common Shares held in the treasury of the Issuer or owned by any Issuer’s subsidiary will be cancelled and no consideration shall be delivered in exchange therefor, and (ii) the outstanding Common Shares (excluding any cancelled Common Shares pursuant to (i) and any Common Shares held by a dissenting shareholder of the Issuer who shall have complied with the provisions of Section 262 of the General Corporation Law of the State of Delaware, as amended (“DGCL”)) will be converted into the right to receive an amount in cash equal to $19.50 per Common Share, without any interest thereon.

The Merger Agreement contains customary representations, warranties and covenants for a transaction of this type. The Merger Agreement also requires the Issuer to conduct its operations in all material respects according to the ordinary course of business consistent with past practice during the period between the execution of the Merger Agreement and the closing of the Merger.

In addition, the Merger Agreement provides the Issuer with a solicitation period of 45 days plus a possible 15-day extension, following the signing of the Merger Agreement to solicit and consider alternative proposals.

The financing for the Merger and other transactions contemplated by the Merger Agreement will be obtained pursuant to the equity commitment letters dated February 17, 2014 issued by Fosun Industrial and TPG Aisa VI, L.P., a Cayman Islands limited partnership (“Sponsor”), respectively, and acknowledged by the Issuer.

The Merger Agreement may be terminated by the Issuer or the Parent under certain circumstances, including in specified circumstances in connection with superior proposals. Upon the termination of the Merger Agreement, under specified circumstances, the Issuer will be required to pay a termination fee, the amount of which would depend on the circumstances under which the Merger Agreement is terminated. Under specified circumstances under which the Merger Agreement is terminated, Parent will be required to pay the Issuer a termination fee.

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the approval of the Merger Agreement by (x) holders of Common Shares representing a majority of the voting power of the Common Shares (with each of the Class B Stock entitled to six votes and each other Common Shares entitled to one vote), and (y) holders of a majority of the voting powers of the Common Shares not owned by (i) any holders of shares of Class B Stock, (ii) Parent or Merger Sub, (iii) any officers or directors of the Issuer (other than the members of the transaction committee), (iv) the Rollover Investors, any additional rollover stockholders and any other Persons who have an equity interest in, or any right to acquire an equity interest in, Parent or Merger Sub, and (v) any affiliates or associates of any of the foregoing (with each of the Class B Stock entitled to six votes and each other Common Shares entitled to one vote). The Merger Agreement may be terminated by the Issuer or Parent under certain circumstances.

If the transactions contemplated by the Merger Agreement are consummated, the Common Shares will be delisted from NASDAQ and deregistered under the Act.

Upon consummation of the Merger, the directors of Merger Sub at the effective time of the Merger and the officers of the Issuer at the effective time of the Merger shall in each case be the directors and officers of the surviving corporation, until their respective successors are duly elected or appointed and qualified or their death, resignation or removal in accordance with the DGCL and the certificate of incorporation and by-laws of the surviving corporation.

Support Agreement

In connection with the transactions contemplated by the Merger Agreement, on February 17, 2014, Fosun Industrial, Ms. Roberta Lipson and her affiliated trusts (collectively, the “Rollover Investors”), Ms. Elyse Silverberg, Mr. Lawrence Pemble (the Rollover Investors, Ms. Silverberg and Mr. Pemble collectively, the “Stockholders”), Parent and Sponsor entered into a support agreement (the “Support Agreement”), pursuant to which,  at the closing of the Merger, the Common Shares owned by such Rollover Investors as set forth in the Support Agreement will be contributed to Parent and the Parent will issue, as consideration for the contribution, limited partnership interests of Parent (the “Parent Interests”) in the name of each Rollover Investor, in the amount set forth in the Support Agreement.

Each Stockholder has further agreed, with respect to the Common Shares beneficially owned by such Stockholder, to vote, (i) in favor of the approval of the Merger Agreement and other actions contemplated by the Merger Agreement and any actions required in furtherance thereof and any other matters necessary for the consummation of the transactions contemplated by the Merger Agreement, (ii) in favor of any adjournment, recess, delay or postponement recommended by the Issuer (and not publicly opposed by Parent) with respect to any stockholder meeting with respect to the Merger Agreement and the Merger; (iii) against any alternative acquisition proposal of the Issuer, (iv) against any adjournment, recess, delay or postponement of any stockholder meeting with respect to the Merger Agreement and the Merger publicly opposed by Parent; (v) against any other action or matter that (1) would reasonably be expected to materially impede, interfere with, delay, postpone, discourage or adversely affect the timely consummation of the Merger or any other transactions contemplated by the Merger Agreement or (2) would reasonably be expected to result in a material breach of any covenant, representation or warranty, or any other obligation or agreement of the Issuer under the Merger Agreement.

In addition, from the date of the Support Agreement until its termination, the Stockholders will not, (i) transfer any Common Shares or any right, title or interest thereto or therein, (ii) deposit any Common Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement with respect to any of the Common Shares or take any similar action in contravention of the obligations of the Stockholders under the Support Agreement, (iii) knowingly take any action that would make any representation or warranty of such Stockholder set forth in the Support Agreement untrue or incorrect or have the effect of preventing, disabling, or delaying such Stockholders from performing any of his, her, or its obligations under the Support Agreement, or (iv) agree to take any of the actions referred to in the foregoing clauses (i) through (iii).

The Support Agreement will terminate upon the earliest to occur of (i) the effective time of the Merger solely with respect to the Stockholder’s obligations under Section 2 of the Support Agreement, (ii) the date and time the Merger Agreement is terminated in accordance with its terms and provisions and (iii) the effectiveness of a mutual written agreement of the parties hereto to terminate the proxy.

Ms. Roberta Lipson, Ms. Elyse Silverberg, Mr. Lawrence Pemble and the Sponsor  are collectively referred to as the “Separately Filing Persons”.

Limited Guaranty

In connection with the transactions contemplated by the Merger Agreement, on February 17, 2014, Fosun Industrial entered into a limited guaranty (the “Limited Guaranty”) with the Issuer, pursuant to which Fosun Industrial has agreed severally but not jointly, to guarantee 50% of the obligations of Parent and Merger Sub under the Merger Agreement to pay, under certain circumstances, a reverse termination fee and reimburse 50% of indemnification obligations of Parent. The Limited Guaranty will terminate upon the earliest to occur of (i) all of the guaranteed obligations contemplated under the Limited Guaranty having been fully performed, (ii) the effective time of the Merger, if the Closing is consummated and all amounts to be paid by Parent at the Closing pursuant to the Merger Agreement are so paid, (iii) termination of the Merger Agreement in accordance with its terms under circumstances where no Parent termination fee or any other amount is payable, (iv) the three month anniversary after the termination of the Merger Agreement in accordance with its terms and (v) the fifteen (15) month anniversary of the date of the Limited Guarantee.

Concurrently with the execution of the Limited Guaranty, Sponsor also entered into a limited guaranty with the Issuer, in substantially the same form as the Limited Guaranty, with respect to 50% of Parent’s termination fee and 50% of certain reimbursement and indemnification obligations under certain circumstances.

Equity Commitment Letter

In connection with the transactions contemplated by the Merger Agreement, Fosun Industrial issued an equity commitment letter (the “Equity Commitment Letter”) dated February 17, 2014, which was acknowledged by Parent and pursuant to which Fosun Industrial has agreed to, subject to certain conditions, commit to invest $128,400,327 in Parent to fund the Merger.

Pipeline Letter of Commitment

In connection with the transactions contemplated by the Merger Agreement, Fosun Industrial issued a letter agreement (the “Pipeline Letter of Commitment”), dated February 17, 2014 to the Parent, which was acknowledged and agreed by the Parent and pursuant to which

Fosun Industrial has agreed to, subject to certain conditions, (i) subscribe for 2,319,745 limited partnership interests of the Parent at a price per limited partnership interest of $19.50 for an aggregate purchase price of $45,235,029, pursuant to an initial subscription agreement (the “Initial Subscription Agreement”); and (ii) further subscribe limited partnership interests of Parent at a price per limited partnership interest of $19.50 if the Further Subscription Agreement is executed within six months from the effective time of the Merger or at the fair market value per limited partnership interest at the time of the execution of the a subscription agreement between the parties containing terms and conditions to be mutually agreed (the “Further Subscription Agreement”) if the Further Subscription Agreement is executed after six months from the effective time of the Merger, for an aggregate purchase price of up to $20,104,457, pursuant to Further Subscription Agreement.

Concurrently with the execution of the Pipeline Letter of Commitment, the Sponsor also entered into a pipeline letter of commitment with the Issuer, in substantially the same form as the Pipeline Letter of Commitment to subscribe for 2,295,640 limited partnership interests of the Parent and further subscribe for limited partnership interests of Parent for an aggregate purchase price of up to $19,895,543.

CML Agreement

In connection with the transactions contemplated by the Merger Agreement, Fosun Pharma issued a letter agreement (the “CML Agreement”), dated February 17, 2014 to the Parent, which was acknowledged and agreed by the Parent and pursuant to which, subject to certain conditions, Fosun Pharma commits to cause Fosun Industrial and Ample Up Limited and /or one or more other subsidiaries of Fosun Pharma (“Purchaser”) to acquire the 30% of the issued and outstanding share capital of the Chindex Medical Limited, a company incorporated under the laws of Hong Kong after the consummation of the Merger (the “Sale Shares”) from Chindex Medical Holdings (BVI) Limited (the “Seller”), and Parent commits to cause the Seller to sell the Sale Shares to Purchaser, for an aggregate purchase price equal to the fair market value of the Sale Shares to be mutually agreed between Parent and Fosun Pharma, without any deduction or withholding in respect of any tax.

Service Fee Letter Agreement

In connection with the transactions contemplated by the Merger Agreement, Parent issued a service fee letter agreement (the “Service Fee Letter Agreement”), dated February 17, 2014 to Fosun Industrial, which was acknowledged and agreed by Fosun Industrial and pursuant to which, Fosun Industrial agreed to assist Parent in locating properties, negotiating leases and providing other necessary advice and assistance in connection with the future hospital projects of Parent located in China at the reasonable request of Parent.

In consideration of the services to be provided by Fosun Industrial, Parent will or will cause the Issuer to, pay Fosun Industrial an aggregate amount equal to (a) $2,800,000 divided by (b)(x) 1 minus (y) Fosun Industrial’s ownership of Parent immediately after the completion of the Merger as fees for the services (the “Service Fees”), in cash in immediately available funds on the date of the completion of Fosun Industrial’s subscription of the limited partnership interests of the Parent in accordance with the Pipeline Letter of Commitment to the account of Fosun Industrial or its designee provided in writing to Parent. Fosun Industrial has no obligation to provide the services under this Service Fee Letter Agreement until Parent has paid the Service Fees.

Waiver Agreement

On February 17, 2014, Fosun Industrial entered into a waiver agreement (the “ Waiver Agreement”) with the Issuer and Fosun Pharma, pursuant to which, certain actions, including (i) the execution and performance of the Merger Agreement, (ii) the execution and performance of the Support Agreement, (iii) the execution and performance of the Guarantee by Fosun Industrial in favor of the Issuer, (iv) the execution and performance of the Equity Commitment Letter by Fosun Industrial in favor of Parent, (v) the occurrence of the transactions contemplated in each of the foregoing, including, without limitation, the Merger, and (vi) the execution and performance of the other agreements and arrangements set forth in Section 5.8 of the parent disclosure schedule to the Merger Agreement shall not be in breach of section 3.1 of a stockholder agreement (the “Stockholder Agreement”) entered into by and among the Issuer, Fosun Industrial and Fosun Pharma on June 14, 2010. In addition, until such time as the Merger Agreement is terminated in accordance with its terms, Sections 2.1 and 2.2 of the Stockholder Agreement were waived to the extent that they require Fosun Industrial or Fosun Pharma to vote or grant a proxy with respect to any matter set forth in clauses (y) and (z) of Section 2.1(b)(ii) as would interfere with or prevent Fosun Industrial, Fosun Pharma or any of its affiliates from performing as required under the agreements or arrangements referred to in clauses (i) — (vi) above.

The description of the Merger Agreement, Support Agreement, the Limited Guaranty, the Equity Commitment Letter, the Pipeline Letter of Commitment and the CML Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, Support Agreement, the Limited Guaranty, the Equity Commitment Letter, the Pipeline Letter of Commitment, the CML Agreement, the Service Fee

Letter Agreement and the Waiver Agreement which have been filed as Exhibits 99.8, 99.9, 99.10, 99.11, 99.12, 99.13, 99.14 and 99.15, respectively, and are incorporated herein by reference.

Other than as described in this Item 4, and except as otherwise disclosed herein or in the Merger Agreement, Support Agreement, the Limited Guaranty, the Equity Commitment Letter, the Pipeline Letter of Commitment, the CML Agreement, the Service Fee Letter Agreement and the Waiver Agreement, Fosun Industrial currently does not have any plans or proposals that relate to or would result in any action specified in Item 4 of this Schedule 13D. Fosun Industrial may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Shares beneficially owned by Fosun Industrial, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D. The forgoing is subject to change at any time, and there can be no assurance that Fosun Industrial will take any of the actions set forth above.

Item 5.         Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) See Items 11 and 13 of the cover pages to this Amendment for the aggregate number and percentage of Common Stock that are beneficially owned by Fosun Industrial as of February 17, 2014.

(b) See Items 7 through 10 of the cover pages to this Amendment for the number and percentage of Common Stock beneficially owned by Fosun Industrial as of February 17, 2014 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Except insofar as Mr. Guo Guangchang may be deemed to beneficially own the Common Stock held by Fosun Industrial, none of the directors and officers of Fosun Industrial, Fosun Pharma, Fosun High Technology, Fosun International, Fosun Holdings or Fosun International Holdings beneficially owns any Common Stock.

Fosun Industrial disclaims beneficial ownership of the shares held by any of the Separately Filing Persons. The filing of this Amendment No.5 to Schedule 13D shall not be constructed as an admission that Fosun Industrial is, for the purposes of Section 13(d) of the Act or otherwise, the beneficial owner of shares held by any of the Separately Filing Persons.

(c) During the 60 days preceding the filing of this Amendment, Fosun Industrial has not effected any transactions in the Common Shares.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety to read as follows:

The information regarding the Merger Agreement, the Support Agreement, the Limited Guaranty, the Limited Guaranty, the Equity Commitment Letter, the Pipeline Letter of Commitment, the CML Agreement, the Service Fee Letter Agreement and the Waiver Agreement under Item 4 are incorporated herein by reference in their entirety.

Except as described above, neither Fosun Industrial nor, to Fosun Industrial’s knowledge, any person named in Exhibit 99.1 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including the transfer or voting of any Issuer securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety to read as follows:

Exhibit 99.1	List of directors and executive officers of Fosun Industrial, persons controlling Fosun Industrial and executive officers and directors of other persons in control of Fosun Industrial (filed herein).

Exhibit 99.2

Stock Purchase Agreement, dated as of June 14, 2010, by and among Fosun Industrial, Fosun Pharma and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 14, 2010).

Exhibit 99.3

Stockholder Agreement, dated as of June 14, 2010, by and among Fosun Industrial, Fosun Pharma and the Issuer (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 14, 2010).

Exhibit 99.4

Waiver Agreement, dated as of June 15, 2010, by and among Fosun Industrial, Fosun Pharma and the Issuer (incorporated herein by reference to Exhibit 99.4 to the Original 13D filed on June 17, 2010 by Fosun Industrial with the SEC).

Exhibit 99.5

Information regarding purchases by Fosun Industrial of shares of Common Stock of Chindex International, Inc. since the filing of the Original 13D (incorporated herein by reference to Exhibit 99.5 to Amendment No. 1 to the Original 13D filed on July 7, 2010 by Fosun Industrial with the SEC).

Exhibit 99.6

Information regarding purchases by Fosun Industrial of shares of Common Stock of Chindex International, Inc. since the filing of Amendment No. 1 to the Original 13D (incorporated herein by reference to Exhibit 99.6 to Amendment No. 2 to the Original 13D filed on July 30, 2010 by Fosun Industrial with the SEC).

Exhibit 99.7

Information regarding purchases by Fosun Industrial of shares of Common Stock of Chindex International, Inc. since the filing of Amendment No. 2 to the Original 13D (incorporated herein by reference to Exhibit 99.7 to Amendment No. 3 to the Original 13D filed on August 2, 2010 by Fosun Industrial with the SEC).

Exhibit 99.8

Agreement and Plan of Merger, dated February 17, 2014, by and among the Issuer, Parent and Merger Sub (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 18, 2014).

Exhibit 99.9	Support Agreement, dated February 17, 2014, by and among the Rollover Investors, Ms. Elyse Silverberg, Mr. Lawrence Pemble, Parent and Sponsor (filed herein).

Exhibit 99.10	Limited Guaranty, dated February 17, 2014, between Fosun Industrial and the Issuer (filed herein).

Exhibit 99.11	Equity Commitment Letter, dated February 17, 2014, from Fosun Industrial to Parent (filed herein).

Exhibit 99.12	Pipeline Letter of Commitment, dated February 17, 2014, from Fosun Industrial to Parent (filed herein).

Exhibit 99.13	CML Letter, dated February 17, 2014, from Fosun Pharma to Parent (filed herein).

Exhibit 99.14	Service Fee Letter Agreement, dated February 17, 2014, from Parent to Fosun Industrial (filed herein).

Exhibit 99.15	Waiver Agreement, dated February 17, 2014, by and among Fosun Industrial, Fosun Pharma and the Issuer (filed herein).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2014

FOSUN INDUSTRIAL CO., LIMITED

By:	/s/Qiyu Chen
Qiyu Chen
Chairman of the Board of Directors